January 29, 2024

Certification Irregularities at Toyota Industries

Toyota City, Japan, January 29, 2024—Today, Toyota Industries Corporation (TICO) reported to Toyota Motor Corporation (Toyota), which had commissioned TICO to develop diesel engines for automobiles, that it received a report from the special investigation committee (chaired by Mr. Hiroshi Inoue) that was commissioned to investigate potential irregularities of certification regulations related to fraudulent domestic emissions certification of engines for forklifts and construction machinery

The investigation found that irregularities occurred during the horsepower output testing for the certification of three diesel engine models for automobiles that Toyota had commissioned to TICO. During certification testing, the horsepower output performance of engines was measured using ECUs with software that differed from that used for mass production so that results could be manipulated to make measured values appear smoother with less variation. Ten vehicle models are using the affected engines globally, including six in Japan.

We have re-verified the mass-produced products manufactured at the plant and confirmed that the affected engines and vehicles meet engine performance output standards. Therefore, there is no need to stop using the affected engines or vehicles. However, we deeply apologize to our customers who have been supporting affected vehicles and waiting for a long time, and also to all other stakeholders for the significant inconvenience and concern that this has caused.

Based on the results of the investigation, TICO decided today to temporarily suspend shipments of the affected engines. Toyota has also decided to temporarily suspend shipments of vehicles equipped with the affected engines. Going forward, we will provide detailed explanations to the authorities and promptly proceed with appropriate measures, including conducting testing in the presence of witnesses if appropriate.

Certification consists of having the national authorities inspect and confirm in advance that vehicles meet various standards so that customers can drive their vehicles with peace of mind. We consider the appropriate acquisition of certification to be a major prerequisite for doing business as an automobile manufacturer. We recognize the gravity of the fact that the repeated certification irregularities at TICO, following those at Daihatsu, have shaken the very foundations of the company as an automobile manufacturer.

TICO has informed us that they will start by providing detailed explanations to authorities regarding these findings and proceed with measures under their guidance in the hopes of regaining the trust of customers and other stakeholders as a manufacturer worthy of certification.

In addition, restructuring the relevant business will require a change in the mindset of all individuals, from management to employees, as well as a drastic reform of corporate culture. Such tasks cannot be accomplished overnight. Hence, as the party responsible for transferring the diesel engine business, Toyota will continue to provide support toward the revitalization of TICO’s engine business.

Furthermore, as the commissioner of these tests, we regret that we were not sufficiently attentive and aware of the fact that the procedures were not carried out in accordance with laws and regulations. Going forward, we will be involved in all company-wide activities to help rebuild TICO and review the situation to thoroughly ensure that safety and quality are the top priorities.

Models equipped with affected engines

Engine	Vehicle Name	Start of Sales	Company	Destination
1GD	LAND CRUISER PRADO	August/ 2020 (Discontinued production)	Toyota Motor Corporation Hino Motors Ltd.	Japan, Europe, Middle East, Africa, Asia
	HIACE/ GRANCE/ BONGO BRAWNY VAN (MAZDA)	Dec. 2017	TOYOTA AUTO BODY Co., Ltd. Gifu Auto Body Co., Ltd. TOYOTA AUTO BODY Co., Ltd. (Thailand)	Japan, Europe, Middle East, Asia
	DYNA/ DUTRO (Hino)	May 2021	Hino Motors Ltd.	Japan, Asia
	HILUX	May 2020	Toyota Motor Thailand Co., Ltd. Toyota South Africa Motors (Pty) Ltd. Toyota Kirloskar Motor Private Ltd. (India)	Europe, Middle East, Asia, Africa
	FORTUNER	May 2020	Toyota Motor Thailand Co., Ltd. PT. Toyota Motor Manufacturing Indonesia Toyota Kirloskar Motor Private Ltd. (India)	Europe, Middle East, Asia
2GD	HILUX	May 2020	Toyota Motor Thailand Co., Ltd.	Japan
	INNOVA	July 2020	Toyota Kirloskar Motor Private Ltd. (India)	Asia
F33A	LAND CRUISER 300	Aug. 2021	TOYOTA AUTO BODY Co., Ltd.	Japan, Europe, Middle East, Asia, Africa
	LX500d	Jan. 2022	TOYOTA AUTO BODY Co., Ltd.	Europe, Middle East, Asia

-	Sales start period may differ by country and plant